Filed by: ProAssurance Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: ProAssurance Corporation

                                                 Commission File No.: 333-131874

This filing provides the Commission with a copy of the Form of Notice to the participants under Physicians Insurance Company of Wisconsin, Inc.'s Long-Term Stock Plan regarding such participants' right to request repurchase of their vested shares and awards under the Long-Term Stock Plan pursuant to the terms of the Agreement and Plan of Merger dated December 8, 2005, as amended on February 14, 2006, by and among Physicians Insurance Company of Wisconsin, Inc., Physicians Merger Company and ProAssurance Corporation.

To:        Long-Term Stock Plan Participants
           Physicians Insurance Company of Wisconsin, Inc.

From:      ProAssurance Corporation

Date:      July __, 2006

Re:        Repurchase or Conversion of Shares

         Under the Physicians Insurance Company of Wisconsin, Inc. ("PIC Wisconsin") Long-Term Stock Plan, updated December 15, 2004 (the "Plan"), and the Agreement and Plan of Merger dated December 8, 2005, as amended on February 14, 2006 (the "Merger Agreement"), by and among PIC Wisconsin, Physicians Merger Company and ProAssurance Corporation ("ProAssurance"), participants in the Plan are given certain rights regarding the shares that are awarded under the Plan. The Plan provides that in the event of a "change of control" transaction, including a merger, an award of shares granted under the Plan that has not yet become vested shall immediately vest and the shares shall be issued to the participant. Pursuant to the Plan, participants may require that any or all Plan shares issued to the participant be repurchased for cash. Pursuant to Section
2.7 of the Merger Agreement, ProAssurance shall assume the obligation to repurchase any such Plan shares. A participant in the Plan may require ProAssurance to repurchase his or her Plan shares by written request to ProAssurance prior to the merger. In such event, Plan shares will be converted into the right to receive cash in an amount equal to $5,000 for each Plan share at the effective time of the merger (the "Effective Time"), which is currently scheduled to occur at 12:01 a.m. central time on August 1, 2006. If a participant does not request the repurchase of his or her Plan shares, such Plan shares will be converted into and exchanged for shares of ProAssurance common stock at the Effective Time.

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          Additional Information About the Merger and Where to Find it

         In connection with the proposed merger of PIC Wisconsin and Physicians Merger Company, a subsidiary of ProAssurance, ProAssurance has relevant materials on file with the Securities and Exchange Commission ("SEC"), including an effective registration statement on Form S-4 (SEC File No. 333-131874) and a definitive proxy statement-prospectus. Investors and security holders are urged to read the definitive proxy statement-prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger. Investors and security holders may obtain these documents (and any other documents filed with the SEC) free of charge at the SEC's website at www.sec.gov. Copies of the definitive proxy statement-prospectus and the SEC filings that will be incorporated by reference in the proxy statement-prospectus can be obtained, without charge, by directing a request to Frank B. O'Neil, Senior Vice President, Corporate Communications, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209, tel. 205.877.4400.

         PIC Wisconsin and its directors and executive officers may be deemed to be participants in the solicitation or proxies from the shareholders of PIC Wisconsin in connection with the proposed merger. Information about the directors and executive officers of PIC Wisconsin and their ownership of PIC Wisconsin common stock is set forth in the Form S-4 registration statement and the definitive proxy statement-prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of PIC Wisconsin and its directors and executive officers in the merger by reading the definitive proxy statement-prospectus.
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         PIC Wisconsin's records indicate that with the vesting of Plan shares that will occur at the Effective Time, you will own the number of vested Plan shares set forth on the enclosed attachment. This memorandum is to inform you of your right to request that ProAssurance repurchase your vested Plan shares and to give you the opportunity to exchange each of your Plan shares for $5,000 in cash, which you will receive promptly after the Effective Time. If you request repurchase of those shares, either now or any time prior to the Effective Time, you will receive cash equal to that number of shares multiplied by $5,000. Enclosed is a form that you may use to request repurchase of your shares, or to state that you do not request repurchase of your shares. You should deliver the form to the address indicated on the form. If you do not return this form requesting repurchase, your Plan shares will be converted into shares of ProAssurance common stock at the Effective Time.

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

                  [number of vested plan shares of participant]



To:        ProAssurance Corporation

Attn:      Kathryn A. Neville
           100 Brookwood Place
           Birmingham, Alabama  35209


From:
           ---------------------------
           (print name)

Subject:   Request for Repurchase

         In accordance with the change of control provisions of Article XI of the Physicians Insurance Company of Wisconsin, Inc. ("PIC Wisconsin") Long-Term Stock Plan and the Agreement and Plan of Merger dated December 8, 2005, as amended on February 14, 2006, by and among PIC Wisconsin, Physicians Merger Company and ProAssurance Corporation, I hereby request repurchase of ________ shares* previously awarded to me for cash in an amount equal to $5,000 per share, to be paid as soon as practicable after the effective time of the merger.


                                         --------------------------------------
                                         (signature)

                                         --------------------------------------
                                         (date)

     * Participant may request repurchase of any or all Plan shares.



     I do not choose to request repurchase of my Plan shares.


                                         --------------------------------------
                                         (signature)

                                         --------------------------------------
                                         (date)



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